

IAMGOLD

NEWS RELEASE
TSX: IMG NYSE: IAG

IAMGOLD FORM 40-F FILED ON EDGAR; AIF FILED ON SEDAR

Toronto, Ontario, February 18, 2026 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") announces that it has filed with the U.S. Securities and Exchange Commission its Form 40-F report consisting of its 2025 annual audited financial statements, management discussion and analysis and the annual information form ("AIF"). These filings are available through EDGAR at http://www.sec.gov/edgar.

The Company's AIF has also been filed with applicable Canadian securities regulatory authorities and is available under the Company's profile at www.sedarplus.ca, along with its annual audited financial statements and management's discussion and analysis for the year-ended December 31, 2025.

Canadian and U.S. regulatory filings are also available on the Company's website at www.iamgold.com. Hard copies of the annual audited financial statements and accompanying notes are available to shareholders upon written request.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70|30 partnership with Sumitomo Metal Mining Co. Ltd. ("SMM"). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Business Development & Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com